UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   January 27, 2010           File No.  001-33491

DEJOUR ENTERPRISES LTD.
(Name of Registrant)

598-999 Canada Place, Vancouver, British Columbia, Canada, V6C 3E1
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F ☒	FORM 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Dejour Provides Woodrush Project Update

Improving Production and Seismic Program Completion

Vancouver Canada, January 27, 2010 -- Dejour Enterprises Ltd. (NYSE-AMEX: DEJ / TSX: DEJ) today announces that the expansion of compression facilities at its 75% owned Woodrush project in the Peace River Arch, NE British Columbia has been completed and is expected to result in increased gross production for the project of approximately 1,200 MCF per day (200 BOE per day) when reconnected to the Spectra pipeline by month end. Operational enhancements, combined with better terms for transportation and sales, is expected to increase overall gross production for the project to approximately 650 BOE per day with netbacks per barrel of oil equivalent targeted to improve by a n estimated 15 percent.

“The operational enhancements achieved allow us to maximize our existing production from this project,” said Hal Blacker, President and COO of Dejour. ”This additional cash-flow will assist in the support of our drill program for 2010, including 3 wells to be drilled/completed during Q1 at Woodrush".

As part of the development plan for Woodrush, Dejour has now acquired and is currently processing a $1 million, three-component, 3D seismic program. Processing of this seismic data is targeted to be completed mid to late February 2010. Dejour anticipates the results of the seismic survey will allow the Company to confirm additional targets for development drilling. The Company also expects to define future development locations over the entire Woodrush pool, possibly extending the pool to both the north and south of the discovery well over a maximum of three sections of land. Additionally, a best possible completion profile will be developed for well D-81, drilled in December 09, which reached its target in a high quality Halfway sand, containing approximately two meters of crude oil and three meters of natural gas.

A drilling rig is currently on-site at Woodrush and completion of the 2009-10 drilling program is targeted for the end of March 2010. The Woodrush project currently consists of six natural gas and oil wells with associated production facilities. Dejour is the operator of this project.

About Dejour
Dejour Enterprises Ltd. is a high growth crude oil and natural gas company operating multiple  exploration and production projects in North America’s Piceance / Uinta Basin (127,000 net acres) and Peace River Arch regions (18,000 net acres). Dejour’s veteran management team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders' best advantage.

Dejour, maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange Amex (NYSE- Amex: DEJ) and Toronto Stock Exchange (TSX: DEJ).

Statements Regarding Forward-Looking Information:  This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO
DEJOUR ENTERPRISES LTD.
598 – 999 Canada Place,
Vancouver, BC Canada V6C 3E1
Phone: 604.638.5050  Facsimile: 604.638.5051
Email: investor@dejour.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Dejour Enterprises Ltd.
(Registrant)

Dated: January 27, 2010	By:	/s/ Mathew Wong
Mathew Wong,
Chief Financial Officer